UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                                   SC Bancorp
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   783 880 107
                                 (CUSIP Number)

                               Bennett Lindenbaum
                             Basswood Partners, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 843-3644

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 1997

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following line if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

CUSIP No. 783880107

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             730,499

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             730,499

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             730,499

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.77%

14. Type of Reporting Person

             PN

CUSIP No. 783880107

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

             100

8.  Shared Voting Power:

             730,499

9.  Sole Dispositive Power:

             100

10. Shared Dispositive Power:

             730,499

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             730,599

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.77%

14. Type of Reporting Person

             IN

CUSIP No. 783880107

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             730,499

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             730,499

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             730,499

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

             9.77%

14. Type of Reporting Person

             IN

Item 1.     Security and Issuer.
            --------------------

            No change.

Item 2.     Identity and Background.
            ------------------------

            This statement has been filed on behalf of Basswood Partners, L.P. ("Basswood"), a Delaware limited partnership, and Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's, Matthew Lindenbaum's and Bennett Lindenbaum's principal business address is 52 Forest Avenue, Paramus, New Jersey 07652. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership") and Whitewood Financial Partners, L.P. ("Whitewood"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International"), and certain managed accounts (including 1994 Garden State Trust, a New Jersey trust ("Garden State")), which may from time to time acquire shares of Common Stock, no par value, of SC Bancorp ("Shares"). Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain managed accounts which may from time to time acquire Shares.

            Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            As of the date hereof, Basswood and Bennett Lindenbaum may be deemed to beneficially own 730,499 Shares and Matthew Lindenbaum may be deemed to beneficially own 730,599 Shares, of which 730,499 are the Shares as to which Basswood and Bennett Lindenbaum also may be deemed beneficial owners. An aggregate of 730,499 Shares are held by the Partnership, Whitewood, Basswood International and Garden State, over which Basswood, Matthew Lindenbaum and Bennett Lindenbaum have investment discretion. 100 Shares are held by Matthew Lindenbaum. The Shares were purchased in open market transactions at an aggregate cost of $4,874,812.52. The funds for the purchase of the Shares held by the Partnership, Basswood International and Garden State over which Basswood, Matthew Lindenbaum and Bennett Lindenbaum have investment discretion have come from the Partnership's Basswood International's and Garden State's working capital. The Partnership's, Whitewood's, Basswood International's and Garden State's working capital includes the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such entities. The funds for the purchase of the Shares held by Matthew Lindenbaum have come from his personal funds.

Item 4.     Purpose of Transaction.
            -----------------------

            The Shares beneficially owned by Basswood, Matthew Lindenbaum and Bennett Lindenbaum were acquired for, and are being held for, investment purposes.

            As previously disclosed, Matthew Lindenbaum and Bennett Lindenbaum are communicating with other shareholders of SC Bancorp and other parties in order to discuss methods of enhancing shareholder value, which may include the acquisition of SC Bancorp by another financial institution or other party.

            On January 21, 1997, the Partnership filed with the Commission a
            Schedule 14A containing a preliminary consent statement relating to the proposed solicitation by Basswood of consents of shareholders of SC Bancorp to (1) the amendment of the Company's Amended and Restated By-laws to increase the size of SC Bancorp's Board of Directors by three members, and (2) the election of Bennett Lindenbaum, Paul W. Kurzeka and William B. Tomlinson, II as directors of SC Bancorp.

            On February 10, 1997, the Partnership mailed a letter to the Secretary of SC Bancorp requesting that the Board of Directors set a record date to determine the identities of shareholders entitled to execute written consents, in accordance with a recent amendment to SC Bancorp's By-laws.

            On February 18, 1997, the Partnership mailed a letter to the Secretary of SC Bancorp nominating Messrs. Lindenbaum, Kurzeka and Tomlinson as directors of SC Bancorp, in accordance with SC Bancorp's By-laws.

            Basswood, Matthew Lindenbaum and Bennett Lindenbaum otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

            As of the date hereof, Basswood and Bennett Lindenbaum may be deemed to be the beneficial owners of 730,499 Shares and Matthew Lindenbaum may be deemed to be the beneficial owner of 730,599 Shares. Based on publicly available information, at November 1, 1996 there were believed to be 7,480,355 Shares outstanding. Therefore, Basswood, Matthew Lindenbaum and Bennett Lindenbaum may be deemed to be the beneficial owners of approximately 9.77% of the outstanding Shares. Basswood, Matthew Lindenbaum and Bennett Lindenbaum have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners. On January 8, 1997, Whitewood purchased 5,074 Shares from the Partnership and 1,938 Shares from Garden State for an aggregate cost of $67,490.50. The funds for such purchase came from Whitewood working capital. On January 8, 1997, Basswood International purchased 3,051 Shares from Garden State at an aggregate cost of $29,365.88. The funds for such purchase came from Basswood International's working capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            No change.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

February 18, 1997

                                 EXHIBIT INDEX


Exhibit Number               Description

EX-99 (Exhibit A)             An agreement relating to the filing of a joint
                              statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.